Filed by Energy Fuels Inc.
(Commission File No.: 001-36204)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Uranerz Energy Corporation
(Commission File No.: 001-32974)

Energy Fuels Announces 2014 Year-End Results, Including Gross Profit
of $15.97 Million and Working Capital of $38.60 Million

Lakewood, Colorado – March 20, 2015

  $46.25 million of total revenue
  Gross Profit of $15.97 Million from mining and milling operations
  800,000 pounds of U3O8 sales at an average realized price of $57.19 per pound
  942,000 pounds of U3O8 production
  Strong balance sheet, including $38.60 million of working capital
  Improving uranium market conditions with spot prices up nearly 40% since mid-2014
  Proposed acquisition of Uranerz Energy Corp. (NYSE MKT: URZ; TSX: URZ) expected to create the leading uranium mining company focused on the United States

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”) today reported its financial results for the year ended December 31, 2014. The Company’s Annual Consolidated Financial Statements, along with Management’s Discussion and Analysis and its Annual Information Form are available through its filings with the securities regulatory authorities in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be viewed at www.sedar.com and in the United States on the Electronic Document Gathering and Retrieval System (“EDGAR”) which, along with the Company’s annual report on Form 40-F, may be viewed at www.sec.gov/edgar.shtml, and on the Company’s website at www.energyfuels.com. Unless noted otherwise, all dollar amounts are in US dollars.

As previously reported, readers should be advised that in November 2013 the Company changed its fiscal year end from September 30 to December 31. As a result of this change, the Company’s annual 2014 results include consolidated financial statements for the year ended December 31, 2014 (“FY-2014”), with comparable figures for the 15-month period ended December 31, 2013 (“FY-2013”) and, accordingly, the results shown are not fully comparable. The Company also completed a consolidation of its common shares, effective November 5, 2013, on the basis of 50 pre-consolidation shares for each post-consolidation share. All share and per share amounts in this press release are shown on a post-consolidation basis.

Selected Summary Financial Information:

	12 months ended	15 months ended
$000, except per share data	December 31, 2014	December 31, 2013
Results of Operations:
Total revenues	$46,253	$73,248
Gross profit	15,971	5,467
Net income (loss)	(43,612)	(87,325)
Basic and diluted earnings (loss) per share	(2.22)	(5.61)

	As at December 31,	As at December 31,
$000's	2014	2013
Financial Position:
Working capital	$38,604	$33,481
Property, plant and equipment	65,873	100,969
Total assets	134,241	176,133
Total long-term liabilities	30,956	31,579

Financial and Operational Highlights:

  $46.25 million of total revenue was realized by the Company.
  Gross Profit of $15.97 million from mining and milling operations was realized by the Company, representing a gross profit margin of approximately 35%.
  A net loss of $43.61 million was realized by the Company, primarily due to non-cash and other items, including impairment of assets of $35.86 million discussed below.
  800,000 pounds of U3O8 sales were completed by the Company at an average realized price of $57.19 per pound, all pursuant to existing term contracts.
  942,000 pounds of U3O8 were produced from the Company’s White Mesa Mill sourced from conventional ore, alternate feed materials and other processing, of which 85,000 pounds were for the account of a third party.
  At December 31, 2014, the Company had $38.60 million of working capital, including cash and cash equivalents of $10.41 million and 808,210 pounds of uranium concentrate inventory.
  The Company announced that it has entered into a definitive agreement with Uranerz Energy Corporation, to acquire all of the issued and outstanding shares of common stock of Uranerz. Upon completion of the transaction, the Company is expected to emerge as the largest integrated producer of uranium focused on the United States.
  The Company announced that it is preparing to resume development at its high-grade Canyon mine in Arizona. According to a June 2012 technical report prepared in accordance with Canadian National Instrument NI 43-101 (“NI 43-101”), the Canyon Mine is estimated to have 1.63 million pounds of uranium contained in 83,000 tons of Inferred Mineral Resources with an average grade of 0.98% U3O8.
  The Company acquired a 50% interest in the Wate Project, a high-grade uranium deposit located in Arizona. According to a March 10, 2015 technical report prepared in accordance with NI 43-101, the Wate Project is estimated to have 1.12 million pounds of uranium contained in 71,000 tons of Inferred Mineral Resources with an average grade of 0.79%
  U3O8.

  As previously reported, the Company tested its plant, property and equipment related to the White Mesa Mill Cash Generating Unit for impairment in Q2 2014, and recognized an impairment loss of $30.78 million. The Company also recorded an impairment loss of $5.08 million in Q4 2014 on an asset reclassified as an asset held for sale.

Stephen P. Antony, President and CEO of Energy Fuels commented: “In 2014, we successfully executed our business plan, we strengthened our balance sheet, we increased our gross profitability, and we exceeded the annual production and operations guidance from our last annual financial statements.”

“Now with our proposed acquisition of Uranerz, we are about to emerge as the leading uranium mining company focused on the United States. The timing for this transaction is right, especially with the strengthening of uranium spot prices we saw in the fall of 2014 – a strengthening which has continued into 2015. After our acquisition of Uranerz is completed, we believe we will be well positioned in the U.S. to capitalize on improving uranium prices, because we will have two production centers, integrated conventional and in-situ recovery (“ISR”) production capabilities, and projects in our portfolio that allow us to increase uranium production as prices rise. We believe the long-term fundamentals of the uranium industry remain as strong as ever, as the World continues to invest heavily in nuclear energy. Energy Fuels has the staying power, production capability, and project portfolio that should allow us to successfully capitalize on the strong uranium market fundamentals we see in the future.”

Corporate Highlights:

For the 12 months ended December 31, 2014, Energy Fuels continued to strengthen its position as one of the leading uranium producers in the United States despite low uranium spot prices and general weakness in the overall commodity market. Energy Fuels focused on U3O8 production atits White Mesa Mill in Utah, uranium mining operations at its mines in Arizona, strengthening its balance sheet, asset rationalization, and improving the Company’s ability to increase uranium production in the future as market conditions warrant.

During FY-2014, Energy Fuels produced 942,000 pounds of U3O8 from its White Mesa Mill, which is the only conventional uranium mill operating in the United States. Uranium production during FY-2014 was sourced from both conventional ore (552,000 lbs.) and alternate feed materials and other processing (390,000 lbs.). In Arizona, the Company continued ore production at its Pinenut mine, completed ore production at its Arizona 1 mine in early 2014 at which point the mine was placed on standby status, and announced that it was planning to resume development at its high-grade Canyon mine in Q2-2015. The Company continued to deliver uranium into its three existing term contracts with realized prices of $57.19 per pound, which is a significant premium to the current spot price. In addition, the Company continued to focus its uranium property portfolio on uranium projects that significantly contribute to future scalability, including permitting at the Sheep Mountain, Roca Honda, and Henry Mountains Projects. The Company also acquired a 50% interest in the high-grade Wate uranium project in Arizona and disposed of certain non-core assets, including the sale of a 50% interest in its Copper King gold/copper project in Wyoming and the sale of other non-core uranium assets along the Colorado/Utah border. Furthermore, the Company strengthened its working capital position through the replacement of its $28.17 million regulatory bonding portfolio, and releasing $12.34 million of previously restricted cash.

In furtherance of these objectives, the Company also announced that it has entered into a definitive agreement with Uranerz Energy Corporation, pursuant to which it would acquire all of the issued and outstanding shares of common stock of Uranerz, on the basis of 0.255 common shares of the Company for each share of Uranerz common stock held. The acquisition is subject to regulatory and stock exchange approvals as well as the approvals of the Shareholders of the Company and the shareholders of Uranerz at meetings to be held later this year. The agreement contains customary deal support provisions, including a reciprocal break fee of $5.00 million payable if the acquisition is not completed under certain circumstances. In addition, the agreement includes customary and reciprocal non-solicitation covenants, as well as a reciprocal right to match any superior proposal that may arise. Upon completion of the transaction, the Company is expected to emerge as the largest integrated producer of uranium focused on the United States. Through this acquisition, the Company will become the only integrated conventional and ISR producer focused on the United States, and one of only three publicly-traded uranium producers in the World with both conventional and ISR production centers in its portfolio.

Outlook for FY-2015

Energy Fuels intends to continue to strengthen its position as the leading uranium mining company focused on the United States. The Company expects to accomplish this through:

1)	Pursuing the completion of the Company’s acquisition of Uranerz.

2)	Continuing the current Mill campaign to process alternate feed materials into mid-2015.

3)	Continuing mining at the Pinenut Mine until the economic resource is depleted, which is expected to occur in mid-2015. Pinenut ore is expected to be stockpiled at the Mill and processed in 2016.

4)	Resuming development on the Canyon Mine in the second quarter of 2015.

5)

After mid-2015, continuing activities at the White Mesa Mill (except for mineral processing), and maintaining the facility in a state of readiness for the purpose of restarting mineral processing operations in 2016, or earlier as market conditions and contract delivery requirements may warrant.

6)	Maintaining “standby” mines in a state of readiness for the purpose of restarting ore production as market conditions may warrant.

7)	Continuing ongoing business development activities, including permitting and development of existing projects.

8)	Evaluating the potential to further acquire uranium properties in the United States.

In response to current market uncertainty, the Company expects to continue cash conservation efforts until additional sustained improvement in uranium market conditions is observed. In addition, the Company is continuing to manage its operations and assets conservatively, maintaining its substantial uranium resource base, and scheduling uranium production at the White Mesa Mill as market conditions warrant.

Production and Operations

The White Mesa Mill has historically operated on a campaign basis, whereby mineral processing occurs as mill feed, contract requirements, and market conditions warrant.

The Company expects the current mineral processing campaign at the White Mesa Mill to conclude in the first half of 2015, resulting in the production of approximately 200,000 pounds of finished goods. Once the current campaign concludes at the White Mesa Mill, the Company expects to continue to receive and stockpile ore from the Pinenut mine and alternate feed materials. In addition, the Company expects to continue making U3O8 deliveries, as required by the Company’s existing long-term contracts. At this time, the Company does not expect to schedule a mineral processing campaign during the remainder of FY-2015, though the Company is maintaining the flexibility to resume processing stockpiled or other materials at the White Mesa Mill should market conditions warrant.

The Company plans to continue mining at the Pinenut mine until the economic resources are depleted, which is now estimated to occur in the second quarter of 2015, due to higher estimates of resources at the mine. The ore mined at the Pinenut mine is being shipped to the White Mesa Mill and stockpiled for processing in a planned 2016 campaign.

The Company has three existing long-term contracts, which require future deliveries of 800,000 pounds in FY-2015, 450,000 pounds in FY-2016 and 420,000 pounds in FY-2017. Of these amounts, a total of 770,000 pounds is required to be produced by the Company, while Energy Fuels has the option to fulfill the remaining 900,000 pounds from production and/or purchase.

For the 800,000 pounds of FY-2015 deliveries, the Company anticipates utilizing 500,000 pounds of produced material on hand and has contracted for the purchase of 300,000 pounds of U3O8. Additionally, as discussed above, the Company expects to produce approximately 200,000 pounds in the final months of its present campaign.

For the FY-2016 and FY-2017 contractual deliveries, the Company plans to utilize the 500,000 pounds of finished goods inventory expected to be on hand at the end of FY-2015 and to produce a minimum of 370,000 pounds of U3O8 in a future mill campaign at the White Mesa Mill, from ore mined from the Pinenut mine and the expected receipt of alternate feed materials, both as discussed above. While the Company expects to produce the 370,000 pounds required, the Company may elect to purchase all or a portion of this material in the spot market. This flexibility will allow the Company to monitor market conditions to determine the most favorable and economic approach to fulfilling these remaining deliveries.

The Company also plans to continue to maintain, and update as necessary, all permits on its other existing mines. These mines will remain on standby until market conditions improve or the material can be sold into long-term contracts at pricing that supports production. As previously announced, expenditures for permitting activities for new mines have been adjusted to coincide with expected dates of production based on price forecasts. The Company plans to spend $1.10 million on permitting in FY-2015. The Company is continuing to monitor corporate and field overhead to coincide with these lower levels of activity.

Sales

The Company forecasts FY-2015 sales to be approximately 800,000 pounds of U3O8, all of which will be sold into its three existing long-term contracts discussed above. Energy Fuels expects to receive an average realized price of $57.45 per pound of U3O8 sold during FY-2015 across all of its contracts. The average expected realized price per pound is not subject to any decrease resulting from declines in future U3O8 spot and/or term prices, due to the minimum floor prices now in effect in each of the Company’s contracts. While the Company does not expect to make any sales into the spot market during FY-2015, it will continue to monitor market conditions for opportunistic sales if economically justified.

One of the Company’s three existing long-term contracts is expected to expire after the 2015 deliveries are completed in the 3rd quarter of 2015. The Company is currently seeking to extend this contract if suitable pricing can be obtained. The Company also continues to pursue new sources of revenue, including new uranium sales contracts and expansion of its alternate feed business.

Assuming the acquisition of Uranerz is completed, the Company will provide updated sales and production guidance for the combined company.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8. Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

ADDITIONAL IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included the additional IFRS measure of “Gross Profit” in the financial statements and in this news release. Management noted that “Gross Profit” provides useful information to investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate and exploration and evaluation expenses, finance income and costs, and taxation.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS OF URANERZ ENERGY CORP. AND ENERGY FUELS INC.

On January 5, 2015, the Company announced a transaction whereby it would acquire all of the issued and outstanding shares of Uranerz Energy Corporation (“Uranerz”). This press release is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed acquisition of Uranerz by Energy Fuels.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION OF URANERZ BY ENERGY FUELS.

Anyone may obtain copies of these documents when available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed acquisition of Uranerz by Energy Fuels. Information about the directors and executive officers of Uranerz is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 29, 2014. Information about the directors and executive officers of Energy Fuels can be found in its 2014 management information circular dated March 26, 2014, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects and with respect to the market outlook, including: production and sales forecasts; the Company’s expectations as to longer term fundamentals in the market and price projections; the Company’s expectations as to expenditures and cost reductions; the Company’s ability to preserve its cash resources, maintain its resource base and be able to restart production as market conditions warrant; the successful closing of the Uranerz acquisition and the ability of the Company to realize the expected benefits of the acquisition and to become the leading uranium company focusing on the United States. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include: risks associated with estimating production, forecasting future price levels necessary to support production, and the Company’s ability to increase production in response to any increases in commodity prices; risks inherent in the Company’s and industry’s forecasts or predictions of future uranium prices; risks of delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels; government and third party actions with respect to supplies of secondary sources of uranium; fluctuations or changes in the market prices of uranium; risks associated with the acquisition and integration of Uranerz; and the other factors described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 18, 2015, which is available for review on SEDAR at www.sedar.com, and in its Form 40-F, which is available for review on EDGAR at www.sec.gov/edgar.shtml. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

The Company assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Contact Information:

Energy Fuels Inc.
Curtis Moore Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com